EXHIBIT 12.2
RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated. Earnings consist of income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs. We have calculated the ratio of earnings to combined fixed charges and preferred stock dividends by adding net income (loss) from continuing operations to fixed charges and dividing that sum by such fixed charges plus preferred dividends, irrespective of whether or not such dividends were actually paid.

	Year Ended December 31,					Nine Months Ended
	2001 (Restated)	2002 (Restated)	2003 (Restated)	2004 (Restated)	2005 (Restated)	September 30, 2006
(Loss) income from continuing operations	$(21,533)	$(2,793)	$27,718	$13,499	$34,443	$42,842
Interest expense	33,204	34,381	23,388	44,008	34,771	35,244
Income before fixed charges	$11,671	$31,588	$51,106	$57,507	$69,214	$78,086

Interest expense	$33,204	$34,381	$23,388	$44,008	$34,771	$35,244
Preferred stock dividends	19,994	20,115	20,115	15,807	11,385	7,442
Total fixed charges and preferred dividends	$53,198	$54,496	$43,503	$59,815	$46,156	$42,686
Earnings / combined fixed charges and preferred dividends coverage ratio	*	*	1.2x	*	1.5x	1.8x

*  Our earnings were insufficient to cover combined fixed charges and preferred stock dividends by $41,527, $22,908 and $2,308 in 2001, 2002 and 2004, respectively. In addition, our ratio of earnings to combined fixed charges and preferred dividends has been revised to reflect the impact of the implementation of the Statement of Accounting Standard No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets.